CENTRAL JAPAN RAILWAY COMPANY

JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395

April 1, 2008


08001706

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田 仁

Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

None.

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Brief announcement of financial results and the reference materials attached thereto

    Brief announcement of consolidated financial statements, dated January 30, 2008, for the third quarter ended December 31, 2007 which contain an outline of the financial results of the said quarter, together with the attached materials (an extracted English translation titled "Summary of Financial Report for the Nine Months Ended December 31, 2007 (Unaudited)" is attached as Attachment 1)

Attachment1

Summary of Financial Report for the Nine Months Ended December 31, 2007 (Unaudited)

English translation from the original Japanese-language document

January 30, 2008

Company Name	Central Japan Railway Company
Stock Exchange Listings	Tokyo, Osaka and Nagoya
Code Number	9022
URL	http://www.jr-central.co.jp
Representative	Masayuki Matsumoto, President and Representative Director
Contact Person	Katsumi Miyazawa, Director and General Manager of the Public Relations Department (Tel +81-52-564-2549)

1. Results for the nine months ended December 31, 2007

(1) Consolidated financial results (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008 3rd Quarter	1,165,276	4.2	383,601	11.7	255,915	22.8	149,619	21.8
Fiscal 2007 3rd Quarter	1,118,423	0.6	343,319	0.4	208,458	10.9	122,811	11.5
Fiscal 2007	1,491,269	-	402,487	-	236,654	-	137,144	-

	Earnings per share - basic	Earnings per share - diluted
	Yen	Yen
Fiscal 2008 3rd Quarter	75,950.70	-
Fiscal 2007 3rd Quarter	62,087.92	-
Fiscal 2007	69,407.69	-

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding nine-month period of the previous year.

(2) Consolidated financial position (Figures less than one million yen, except for per share amounts, have been rounded down.)

	Total assets	Equity	Net worth ratio	Equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2008 3rd Quarter	5,200,761	928,808	17.6	463,495.74
Fiscal 2007 3rd Quarter	5,230,699	787,170	14.8	392,159.57
Fiscal 2007	5,164,581	804,412	15.3	400,896.57

(3) Consolidated cash flows (Figures less than one million yen have been rounded down.)

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at the end of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2008 3rd Quarter	375,850	△ 161,560	△ 120,724	130,350
Fiscal 2007 3rd Quarter	318,336	△ 132,763	△ 211,788	147,332
Fiscal 2007	427,062	△ 218,395	△ 345,430	36,783

2. Consolidated forecast for Fiscal 2008 (Year ending March 31, 2008)

	Operating revenues		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal 2008	1,537,000	3.1	420,000	4.4	260,000	9.9	153,000	11.6

	Earnings per share - basic
	Yen
Fiscal 2008	77,666.91

Note Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

3.Others

(1)Changes in organization of significant consolidated subsidiaries: none

(2)Whether the simplified method is adopted for the accounting procedure or not: not adopted

(3)Change in the accounting method from the most recent consolidated fiscal year: none

Note The above forward-looking statements in this report are based on estimates, assumptions that reflect information available as of the day of release of this report. The accuracy of forecasts above, therefore, is inherently uncertain because it is affected by future economic trends and environment.

CONSOLIDATED BALANCE SHEETS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen			
	As of March 31, 2007	As of December 31, 2007	Increase (Decrease)	(Reference) As of December 31, 2006
ASSETS				
Current assets:				
Cash and time deposit	32,921	99,249	66,328	136,079
Trade notes receivables	24,822	30,714	5,892	24,344
Railway fares receivables	34,278	21,284	△ 12,993	33,547
Other current assets	81,543	108,796	27,253	77,259
Total current assets	173,565	260,045	86,479	271,231
Fixed assets:				
Property and equipment	4,696,012	4,658,189	△ 37,823	4,675,764
Intangible fixed assets	11,741	11,361	△ 379	12,181
Investments and other assets	283,262	271,165	△ 12,096	271,522
Total fixed assets	4,991,015	4,940,715	△ 50,299	4,959,468
Total assets	5,164,581	5,200,761	36,180	5,230,699
LIABILITIES				
Current liabilities:				
Trade notes payables	60,792	40,601	△ 20,191	38,785
Short-term bond	44,999	-	△ 44,999	-
Current portion of long-term debt	113,382	139,986	26,604	116,367
Current portion of long-term payables	116,697	119,221	2,523	186,082
Other current liabilities	322,479	314,341	△ 8,137	295,291
Total current liabilities	658,351	614,151	△ 44,200	636,526
Long-term liabilities:				
Bonds	564,952	644,909	79,957	544,963
Long-term debt	616,185	600,900	△ 15,284	686,084
Long-term payables	2,087,373	1,956,849	△ 130,524	2,146,284
Other long-term liabilities	433,306	455,141	21,834	429,670
Total long-term liabilities	3,701,817	3,657,801	△ 44,016	3,807,003
Total liabilities	4,360,169	4,271,952	△ 88,216	4,443,529
Equity				
Shareholders' equity				
Common stock	112,000	112,000	-	112,000
Capital surplus	53,588	53,588	-	53,500
Retained earnings	905,776	1,039,619	133,842	891,444
Treasury stock	△ 309,151	△ 309,106	45	△ 309,971
Total shareholders' equity	762,213	896,101	133,888	746,973
Valuation and translation adjustments				
Unrealized gain on available-for-sale securities	27,532	17,006	△ 10,526	25,282
Total valuation and translation adjustments	27,532	17,006	△ 10,526	25,282
Minority interests	14,665	15,700	1,035	14,914
Total equity	804,412	928,808	124,396	787,170
Total liabilities and equity	5,164,581	5,200,761	36,180	5,230,699

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen			
	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Increase (Decrease)	(Reference) For the Year ended March 31, 2007
Operating revenues	1,118,423	1,165,276	46,853	1,491,269
Operating expenses:	775,103	781,675	6,571	1,088,782
Transportation, other services and cost of sales	648,728	658,337	9,608	922,109
Selling, general and administrative expenses	126,374	123,337	△ 3,036	166,672
Operating income	343,319	383,601	40,281	402,487
Nonoperating revenues:	3,562	4,769	1,207	9,979
Interest and dividend income	767	1,442	674	874
Other	2,794	3,326	532	9,104
Nonoperating expenses:	138,423	132,455	△ 5,968	175,812
Interest expense	21,441	22,562	1,120	28,867
Interest on long-term payables	92,041	81,931	△ 10,109	121,525
Other	24,940	27,961	3,020	25,419
Ordinary income	208,458	255,915	47,456	236,654
Extraordinary gains:	2,677	6,595	3,917	19,173
Contributions for the construction of railway facilities received	741	5,250	4,509	15,017
Other	1,936	1,345	△ 591	4,155
Extraordinary losses:	4,446	7,887	3,440	22,786
Advanced depreciation for construction grants	973	5,328	4,355	16,772
Other	3,473	2,558	△ 914	6,013
Income before income taxes and minority interests	206,689	254,623	47,934	233,040
Income taxes-current	76,869	97,721	20,851	97,823
Income taxes-deferred	6,076	6,229	153	△ 3,344
Minority interests in earnings of consolidated subsidiaries	931	1,053	122	1,417
Net income	122,811	149,619	26,807	137,144

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)

(Figures less than one million yen have been rounded down.)

	Millions of yen			
	For the nine months ended December 31, 2006	For the nine months ended December 31, 2007	Increase (Decrease)	(Reference) For the Year ended March 31, 2007
Operating activities				
Income before income taxes and minority interests	206,689	254,623	47,934	233,040
Depreciation and amortization	160,244	166,843	6,599	215,225
Interest and dividend income	△ 767	△ 1,442	△ 674	△ 874
Interest expense	113,483	104,493	△ 8,989	150,393
Decrease (Increase) in trade receivables	△ 18,522	7,094	25,616	△ 19,733
Increase (Decrease) in trade payables	△ 11,196	△ 20,191	△ 8,994	10,810
Increase (Decrease) in payables	△ 12,490	△ 28,245	△ 15,755	9,779
Other-net	70,768	62,517	△ 8,250	89,365
Sub-total	508,208	545,694	37,485	688,007
Interest and dividend received	793	1,464	670	899
Interest paid	△ 79,842	△ 73,665	6,176	△ 150,785
Income taxes-paid	△ 110,823	△ 97,642	13,180	△ 111,059
Net cash provided by operating activities	318,336	375,850	57,514	427,062
Investing activities				
Purchases of property and equipment and intangible fixed assets	△ 123,136	△ 166,934	△ 43,798	△ 203,558
Proceeds from sales of investment securities	11	1,331	1,319	11
Other-net	△ 9,639	4,042	13,682	△ 14,849
Net cash used in investing activities	△ 132,763	△ 161,560	△ 28,796	△ 218,395
Financing activities				
Increase (Decrease) in short-term bond	-	△ 44,999	△ 44,999	44,999
Proceeds from issuance of bonds and long-term debt	282,063	114,954	△ 167,109	321,851
Repayments of long-term debt and long-term payables	△ 148,097	△ 151,680	△ 3,582	△ 369,077
Repurchase of treasury stock	△ 308,988	-	308,988	△ 308,988
Other-net	△ 36,764	△ 38,998	△ 2,233	△ 34,214
Net cash used in financing activities	△ 211,788	△ 120,724	91,064	△ 345,430
Net increase (decrease) in cash and cash equivalents	△ 26,215	93,566	119,781	△ 136,763
Cash and cash equivalents, beginning of the period	172,723	36,783	△ 135,939	172,723
Cash and cash equivalents increased by merger of a consolidated subsidiary with an unconsolidated subsidiary	824	-	△ 824	824
Cash and cash equivalents, end of the period	147,332	130,350	△ 16,982	36,783

SEGMENT INFORMATION (Unaudited)

Industrial Segment Information

Fiscal 2007 3rd Quarter (For the nine months ended December 31, 2006)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	908,852	138,149	28,834	42,585	1,118,423	—	1,118,423
Inter company	8,816	6,739	15,193	50,518	81,267	(81,267)	—
Total	917,669	144,889	44,028	93,104	1,199,690	(81,267)	1,118,423
Operating expenses	591,964	139,239	33,626	91,744	856,573	(81,470)	775,103
Operating income	325,704	5,650	10,401	1,360	343,117	202	343,319

Fiscal 2008 3rd Quarter (For the nine months ended December 31, 2007)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	944,043	143,525	29,662	48,044	1,165,276	—	1,165,276
Inter company	9,681	6,006	15,569	52,946	84,203	(84,203)	—
Total	953,724	149,531	45,232	100,991	1,249,479	(84,203)	1,165,276
Operating expenses	584,518	143,395	37,419	100,512	865,845	(84,170)	781,675
Operating income	369,206	6,136	7,813	478	383,634	(33)	383,601

(Reference) Fiscal 2007 (For the year ended March 31, 2007)

(Figures less than one million yen have been rounded down.)

	Millions of Yen						
	Transportation	Merchandise and Other	Real Estate	Other Services	Total	Eliminations or Corporate	Consolidated
Operating revenues:							
Outside customers	1,200,353	187,197	41,895	61,823	1,491,269	—	1,491,269
Inter company	11,714	8,643	20,703	97,670	138,732	(138,732)	—
Total	1,212,067	195,840	62,599	159,494	1,630,002	(138,732)	1,491,269
Operating expenses	834,527	188,278	48,857	155,294	1,226,957	(138,175)	1,088,782
Operating income	377,539	7,562	13,741	4,200	403,044	(556)	402,487

Reference Material

[EXHIBIT 1]

Summary of the Results of Operations for the Period from April 1 to December 31, 2007 (Consolidated)

January 30, 2008
Central Japan Railway Company

1. Summary of Operating Results

- Continued from the first half of this fiscal year ending in September of the last year, this quarter (from October 1 to December 31, 2007) also recorded a higher passenger volume for the Tokaido Shinkansen and conventional lines and good conditions in the group business. As a result, the period from April 1 to December 31, 2007 recorded an increase in both revenues and income.

(1) Operating revenues (1,165.2 billion yen; a 46.8 billion yen or 4.2% increase year-over-year)

- The Company's non-consolidated transportation revenues increased 33.9 billion yen (3.9%) to 903.8 billon yen (equal to a 23.4 billion yen increase for the first-half of the fiscal year plus a 10.5 billion yen increase for this quarter).
  - As for the Tokaido Shinkansen, the Company continued to take measures to reinforce competitive power, including the commencement of the operation of the Series N700 rolling stock in September by way of the timetable revision, and thereafter one-by-one introduction of the said rolling stock, mainly for "*Nozomi*" services connecting the Tokaido and Sainyo Shinkansen directly. As a result, passenger volume (passenger-kilometers) increased 4.4% and transportation revenues increased 32.2 billion yen (4.1%) to 823.3 billion yen.
  - As for the conventional lines, the passenger numbers for local trains and rapid trains were high in general, resulting in a 2.2% increase in passenger volume (passenger-kilometers) and a 1.7 billion yen (2.2%) increase in transportation revenues to 80.4 billion yen.
  - In the meantime, the Company proceeded with various preparations in order to make its services available to passengers of the other JR companies, and vice versa, including the commencement of "EX-IC (Express IC) Service" and introduction of the "TOICA" card in the Shizuoka area, both scheduled for March, 2008.
- As for business other than the railway business, sales from the JR Nagoya Takashimaya, the renovated floors mainly, increased and the sales in the shops in the retail concourses were high, due mainly to an increase in Shinkansen passengers.

(2) Operating expenses (781.6 billion yen; a 6.5 billion yen or 0.8% increase year-over-year)

- Depreciation and amortization increased, due to the introduction of the N700 Series and as an effect of revision in taxation.

(3) Operating income (383.6 billion yen; a 40.2 billion yen or 11.7% increase year-over-year)

(4) Nonoperating revenues (expenses) (-127.6 billion yen; a 7.1 billion yen improvement year-over-year)

- Interest expense decreased 8.9 billion yen due to a decline in the average interest rate of long-term liabilities.

(5) Ordinary income (255.9 billion yen; a 47.4 billion yen or 22.8% increase year-over-year)

(6) Extraordinary losses (-1.2 billion yen; a 0.4 billion yen increase year-over-year)

(7) Net income for the quarter (149.6 billion yen; a 26.8 billion yen or 21.8% increase year-over-year)

2. Forecast of Results of Operations for the Fiscal Year Ending March 31, 2008

The forecast of results of operations for the full fiscal year was revised upward from the figures announced together with the first-half results (all the biggest revision ever).

Operating revenues:	1,537.0 billion yen (revision of 11.0 billion yen increase from the previous forecast and 3.1% increase year-over-year)
Operating income:	420.0 billion yen (revision of 11.0 billion yen increase from the previous forecast and 4.4% increase year-over-year)
Ordinary income:	260.0 billion yen (revision of 11.0 billion yen increase from the previous forecast and 9.9% increase year-over-year)
Net income:	153.0 billion yen (revision of 7.0 billion yen increase from the previous forecast and 11.6% increase year-over-year)

Summary of Non-consolidated Quarterly Balance Sheet

(Unit: Millions of yen)

Classifications	Previous Fiscal Year (As of March 31, 2007)	At the End of This Quarter (As of December 31, 2007)	Increase / (Decrease)	(Reference) At the End of the Same Quarter of the Previous Fiscal Year (As of December 31 2006)
(ASSETS)				
Current Assets	136,640	218,304	81,663	235,131
Fixed Assets	4,866,859	4,823,312	(43,546)	4,835,664
Total Assets	5,003,499	5,041,616	38,116	5,070,796
(LIABILITIES)				
Current Liabilities	654,845	606,766	(48,078)	635,642
Long-term Liabilities	3,586,273	3,551,179	(35,093)	3,689,413
Total Liabilities	4,241,118	4,157,946	(83,171)	4,325,055
(EQUITY)				
Common Stock	112,000	112,000	-	112,000
Capital Surplus	53,586	53,586	-	53,500
Retained Earnings	877,712	1,009,471	131,758	864,212
Treasury Stock	(308,168)	(308,168)	-	(308,988)
Total Shareholders' Equity	735,130	866,889	131,758	720,724
Unrealized Gain on Available-for-sale Securities	27,251	16,781	(10,470)	25,016
Total Valuation and Translation Adjustments	27,251	16,781	(10,470)	25,016
Total Equity	762,381	883,670	121,288	745,740
Total Liabilities and Equity	5,003,499	5,041,616	38,116	5,070,796

Summary of Non-consolidated Quarterly Statement of Income and Retained Earnings

(Unit: Millions of yen)

Classifications	The Same Quarter of the Previous Fiscal Year (from April 1, 2006 to December 31, 2006)	This Quarter (from April 1, 2007 to December 31, 2007)	Increase / (Decrease)	(Reference) Previous Fiscal Year (from April 1, 2006 to March 31, 2007)
Operating Revenues	917,676	954,253	36,576	1,212,314
Operating Expenses	589,233	583,392	(5,840)	831,491
Operating Income	328,443	370,860	42,417	380,823
Nonoperating Revenues	2,822	4,878	2,055	9,351
Nonoperating Expenses	136,633	131,168	(5,465)	173,444
Ordinary Income	194,632	244,570	49,938	216,730
Extraordinary Gains	1,920	6,993	5,073	19,104
Extraordinary Losses	1,546	5,335	3,788	17,868
Income before Income Taxes	195,006	246,228	51,222	217,966
Income Taxes - Current	72,932	93,148	20,216	90,801
Income Taxes - Deferred	5,431	5,545	113	(2,976)
Net Income	116,641	147,535	30,893	130,141

Forecasted Results of Operations (Non-Consolidated) for Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

	Operating revenues		Operating income		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	yen
Full Fiscal Year	1,252,000	3.3	402,000	5.6	244,000	12.6	147,000	13.0	74,542.59

(Note) Percentages for operating revenues, operating income, ordinary income and net income represent the change from the corresponding period of the previous year.

Explanation for appropriate use of the forecasted results, and other matters to be specified

The actual results of operations may differ from the forecasted results of operations depending on future economic conditions and certain other factors. The above forecasts for the non-consolidated fiscal year ending March 31, 2008, were revised upward from the equivalents disclosed with the financial results for the semi-annual fiscal period as for the operating revenues, operating income, ordinary income and net income, taking into consideration the actual results of the transportation revenues, etc. for the quarter from October 1 to December 31, 2007.

Comparison of Passenger-kilometers and Transportation Revenues

(Unit: Millions of passenger-kilometers, Billions of yen)

				Accumulated from April 1 to December 31, 2006	Accumulated from April 1 to December 31, 2007	Year-Over-Year (%)	(Reference) Actual Results from October 1 to December 31	Year-Over-Year (%)
Passenger-kilometers	Shinkansen		Commuter	950	989	104.2	322	103.6
			Others	32,819	34,275	104.4	11,693	103.8
			Subtotal	33,769	35,265	104.4	12,016	103.8
	Conventional Lines		Commuter	4,069	4,129	101.5	1,350	101.4
			Others	2,837	2,927	103.2	976	102.7
			Subtotal	6,907	7,056	102.2	2,325	101.9
	Subtotal		Commuter	5,019	5,118	102.0	1,672	101.8
			Others	35,656	37,202	104.3	12,669	103.7
			Subtotal	40,675	42,321	104.0	14,341	103.5
Transportation Revenues	Passenger Fares	Shinkansen	Commuter	11.4	11.9	104.4	3.9	104.4
			Others	779.7	811.4	104.1	278.2	103.7
			Subtotal	791.1	823.3	104.1	282.2	103.7
		Conventional Lines	Commuter	25.2	25.6	101.6	8.5	101.4
			Others	53.4	54.7	102.5	18.2	102.2
			Subtotal	78.7	80.4	102.2	26.8	101.9
		Subtotal	Commuter	36.6	37.6	102.5	12.5	102.3
			Others	833.1	866.2	104.0	296.5	103.6
			Subtotal	869.8	903.8	103.9	309.0	103.5
	Parcel Fare			0.0	0.0	91.9	0.0	100.0
	Total			869.9	903.8	103.9	309.0	103.5

(Notes)
1. Passenger-kilometers and transportation revenues of the Company are shown on non-consolidated basis.
2. Any fraction, less than one unit, in passenger-kilometers, is rounded to the nearest unit.
3. Any fraction, less than one unit, in transportation revenues is disregarded.

END